[McKenna Long & Aldridge LLP Letterhead]

June 17, 2009

VIA EDGAR AND FEDEX

Mail Stop 4561

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Katherine Wray
Mr. Mark P. Shuman

Re:	Open Text Corporation
Registration on Form S-4
Filed May 28, 2009
File No. 333-159514

Dear Ms. Wray and Mr. Shuman:

On behalf of Open Text Corporation, we are responding to the letter dated June 12, 2009 (the “Comment Letter”) from Mark P. Shuman, Branch Chief—Legal of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Set forth below are the responses provided by Open Text Corporation (“Open Text”) to the comments of the Commission staff (the “Staff”) with respect to Open Text’s Registration Statement on Form S-4, File No. 333-159514 (the “Registration Statement”). For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

On the date hereof, Open Text also has filed Amendment No. 1 to the Registration Statement, incorporating the revisions described herein. We enclose herewith marked copies of Amendment No. 1 to the Form S-4 to facilitate your review. We appreciate your expedited review of this filing. Please also note that attached hereto as Attachment A is the Company’s representation.

Please note that any references to “we,” “our,” “us,” “Open Text,” and the “Company” refer to Open Text Corporation.

Ms. Katherine Wray

Mr. Mark P. Shuman

June 17, 2009

Opinion of Vignette’s Financial Advisor, page 67

1.	We note the disclosure on page 72 regarding the compensation Vignette has agreed to pay J.P. Morgan for services rendered in connection with the proposed merger and the delivery of its fairness opinion. Please provide quantitative disclosure here and in discussion of the fairness opinion in your summary of the amount of the fee paid or to be paid to J.P. Morgan in connection with these services, specifying the amount that is contingent upon consummation of the merger. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response: The Registration Statement on Form S-4 has been revised in response to the Staff’s comment. See the revised disclosure in “Summary Term Sheet—Fairness Opinion of J.P. Morgan” on page 11 and “The Merger -Opinion of Vignette’s Financial Advisor” on page 73.

Should you have further comments or require further information, or if any questions should arise in connection with the submission, please call me at (404) 527-4927.

Sincerely,

/s/ David Brown

David Brown

cc:	John Trent, Esq.

Attachment A

[Open Text Corporation Letterhead]

June 17, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Open Text Corporation
Registration on Form S-4
Filed May 28, 2009
File No. 333-159514

Ladies and Gentlemen:

Open Text Corporation (the “Company”) hereby represents that: should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Open Text Corporation.

By:	/s/ John Trent
Name:	John Trent
Title:	Senior Vice President, General Counsel & Secretary